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                     EXHIBIT INDEX

      Exhibit No.                       Description
      ----------                        -----------

           1.                  Press Release issued by CellStar Corporation on
                               September 4, 2001.

           2. Letter from CellStar Corporation to Stark Investments dated September 4, 2001.

                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE                                             No. 2001 - 13
---------------------

              CELLSTAR FILES EXCHANGE OFFER REGISTRATION STATEMENT
                             FOR CONVERTIBLE NOTES

     CARROLLTON, TEXAS, SEPTEMBER 4, 2001 - CellStar Corporation (NASDAQ:CLST), a value-added wireless logistics services leader, filed a registration statement today with the Securities and Exchange Commission for a proposed exchange offer for its 5% Convertible Subordinated Notes due October 2002. CellStar is offering to exchange up to 60,142,221 shares of its common stock and $20 million in cash for up to $150 million of outstanding Convertible Notes. The 60,142,221 shares would represent 50% of CellStar's outstanding common stock on a post-exchange-offer basis. For each $1,000 principal amount of Convertible Notes holders tender in the exchange offer, they would receive approximately 400.94 shares of common stock and $133.33 in cash. CellStar anticipates beginning the exchange offer in early to mid-October.

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     When CellStar begins the exchange offer, it will file a tender offer statement and other related documents with the Securities and Exchange Commission. Stockholders and noteholders are strongly advised to read these documents when they are available because they contain important information. Stockholders and noteholders may obtain a free copy of these documents, when they are available, from CellStar or at the SEC's website, www.sec.gov.

     Upon effectiveness of the registration statement and commencement of the exchange offer, copies of the exchange offer materials may be obtained from Dresdner Kleinwort Wasserstein, the dealer manager for the exchange offer, at 212-969-2744, and from the information agent, MacKenzie Partners, Inc., at 800-322-2885.

     CellStar Corporation is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in Asia-Pacific, North America, Latin America and Europe. CellStar facilitates the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In many of its markets, CellStar provides activation services that generate new subscribers for its wireless carrier customers.

Contact: Stephen P. Adams - 972/466-5031

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